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                                                              EXHIBIT (a)(10)

Contact: Sharon Cohen-Hagar, 203/965-3188 (after 6 p.m. 203/849-8728)



                                                                    June 3, 1997


SUMMARY: HART-SCOTT-RODINO WAITING PERIOD EXPIRES FOR GTE'S TENDER OFFER FOR BBN SHARES.


STAMFORD, Conn. -- GTE Corp. and BBN Corp. today said that the mandatory waiting period under the Hart-Scott-Rodino Act regarding GTE's tender offer for shares of BBN expired at 11:59 p.m. on Saturday, May 31, 1997.

On May 12, 1997, GTE Massachusetts, a wholly owned subsidiary of GTE Corp., commenced a cash tender offer for all outstanding shares of common stock of BBN at $29 per share. The offer is conditioned upon, among other things, the tender of two-thirds of the outstanding shares. The offer and withdrawal right are scheduled to expire at 12 midnight EDT on Monday, June 9, 1997.


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